Mail Stop 4561

September 14, 2006

Mr. Brent Bales
Chief Financial Officer
The Frontier Fund
c/o Equinox Fund Management, LLC
1660 Lincoln St., Suite 100
Denver, CO 80264

   Re: The Frontier Fund
     Form 10-K for the year ended December 31, 2005
     Filed March 15, 2006
     File No. 000-51274

Dear Mr. Bales:

   We have reviewed your response letter dated August 22, 2006 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

1. Please tell us why each of your Series should not be viewed as separate registrants. We note that each Series of the Trust are separate and distinct from each other. In this regard, each of your Series has different investors and the capital raised by each Series is invested separately. We also note that each Series is liable only for obligations related to such Series and investors are not subject to losses or liabilities of any Series in which they have not invested.

   Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3431 if you have questions.

Sincerely,

Josh Forgione
Assistant Chief Accountant